Exhibit 99.1
Media Relations Contact
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2009 Third Quarter Results
Sales and orders rise as chip industry executes technology investment strategy
VELDHOVEN, the Netherlands, October 14, 2009 — ASML Holding NV (ASML) today announces 2009 third quarter results according to US GAAP as follows:
•	Q3 2009 net sales of EUR 555 million versus Q2 2009 net sales of EUR 277 million (Q3 2008 net sales of EUR 696 million).

•	Q3 2009 operating income of EUR 39 million, or 6.9 percent of net sales, versus a Q2 2009 operating loss of EUR 124 million or 45.0 percent of net sales (Q3 2008 operating income of EUR 83 million or 12.0 percent of net sales).

•	Q3 2009 net income of EUR 20 million, or 3.6 percent of net sales, versus a Q2 2009 net loss of EUR 104 million or 37.6 percent of net sales (Q3 2008 net income of EUR 73 million or 10.5 percent of net sales).

•	Q3 2009 net bookings valued at EUR 777 million with 35 systems including 27 new and 8 used systems, leading to an order backlog valued at EUR 1,353 million as of September 27, 2009.
“ASML’s third quarter sales doubled from the second quarter, stemming from technology transition demand for our state-of-the-art immersion lithography systems as new DRAM devices are introduced and as Foundry customers are ramping 40 nanometer (nm) products,” said Eric Meurice, president and Chief Executive Officer of ASML. “We shipped our first NXT:1950i system, offering best-in-class overlay of less than three nanometers and improved imaging, enabling the next generation of semiconductors with patterning below 30 nm. We kept a close rein on costs and retained a healthy cash position above EUR 1 billion even as we invest in working capital to prepare for sales growth,” Meurice added.
Operations Update
In Q3 2009, ASML’s net sales of EUR 555 million included 17 new and 7 used systems, resulting in net system sales of EUR 459 million, and net service and field options sales of EUR 96 million. Net system sales for Q2 2009 included the shipment of 4 new and 6 used machines, totaling EUR 183 million, and net service and field options sales of EUR 94 million.
The Q3 2009 average selling price for a new system was EUR 23.4 million, compared with the Q2 2009 average selling price for a new system of EUR 31.1 million as a result of a blend of immersion and non-immersion systems. The Q3 2009 average selling price for all ASML systems sold was EUR 19.1 million, compared with the Q2 2009 average selling price for all systems sold of EUR 18.3 million.
Q3 2009 net bookings totaled 35 systems valued at EUR 777 million, including 18 immersion systems.
ASML’s order backlog as of September 27, 2009 was EUR 1,353 million, totaling 54 systems with an average selling price of EUR 25.1 million. ASML’s backlog as of June 28, 2009 was valued at EUR 1,064 million, totaling 43 systems with an average selling price of EUR 24.7 million.
In Q3 2009, ASML generated net income of EUR 20 million, or EUR 0.05 per ordinary share as compared with a net loss in Q2 2009 of EUR 104 million or EUR 0.24 per ordinary share.
The company’s Q3 2009 gross margin was 34.4 percent, compared with the Q2 2009 gross margin of 12.5 percent, reflecting the better coverage of fixed production costs as a result of increased sales.

Q3 2009 R&D costs were EUR 115 million net of credits, versus EUR 118 million in Q2 2009.
Selling, general and administrative (SG&A) costs were EUR 38 million in Q3 2009, compared with EUR 41 million SG&A costs in Q2 2009.
Net cash used in operations was EUR 65 million in Q3 2009 as increasing sales result in higher accounts receivable. ASML ended Q3 2009 with EUR 1,018 million in cash and cash equivalents, compared with EUR 1,093 million at the end of Q2 2009.
Outlook
“We booked 35 systems worth EUR 777 million in the third quarter, nearly twice the level booked in the second quarter; this level reflects accelerated technology investments in the DRAM memory and Foundry segments after a nine month period of very low capital spending,” Meurice said. “This recovery mainly supports new Integrated Circuits product introductions, not so much an overall significant wafer capacity increase. ASML’s Q3 order intake, and that of Q4 which we expect to be at least of similar value, is for deliveries in the first half of 2010 and will translate into significant sales growth versus Q3 levels. This substantial order increase does not factor in a full worldwide economic recovery, which, if it materializes, could sustain the first half sales level into the second half of 2010,” Meurice added.
ASML expects Q4 2009 net sales of around EUR 550 million and gross margin in Q4 2009 of about 37 percent. R&D expenditures are expected to be at EUR 115 million net of credits and SG&A costs are expected at EUR 37 million. We expect our cash balance in Q4 2009 to be at a similar level as per end-Q3, even as we prepare to ramp NXT shipments in the first half of 2010 and to build EUV systems planned for delivery in the second half of 2010.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 70 304 3371 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
A presentation about 2009 third quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows, consolidated balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS as adopted by the European Union (IFRS) are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. Quarterly IFRS consolidated income statements, consolidated statements of cash flows, consolidated statements of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of September 27, 2009, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended September 27, 2009 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.